Filed by Gogoro Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Poema Global Holdings Corp. (SEC File No.: 001-39844)

Date: March 18, 2022

GOGORO INC. AND Poema Global Holdings Corp.

Announce Filing of Definitive Proxy Statement and

Set march 31, 2022 for SHAREHOLDER Meeting to Vote

on Business Combination

•	Extraordinary general meeting for Poema Global Holdings Corp.’s shareholders to be held virtually on March 31, 2022 at 9:30 AM, Eastern Time
•	The Poema Global Board of Directors recommends that shareholders vote "FOR" all the proposals at the extraordinary general meeting

HONG KONG and TAIPEI – March 18, 2022 – Gogoro® Inc. (“Gogoro” or the “Company”), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, and Poema Global Holdings Corp. (Nasdaq: PPGH; “Poema Global”), a publicly traded special purpose acquisition company, today announced Poema Global has filed its definitive proxy statement with the Securities and Exchange Commission (the “SEC”) and established February 22, 2022 as the record date in connection with the previously announced proposed business combination.

The definitive proxy statement contains important information about the proposed business combination contemplated by the Agreement and Plan of Merger, dated as of September 16, 2021, by and among Poema Global, Gogoro and certain wholly-owned subsidiaries of Gogoro. The proxy statement/prospectus is available at www.sec.gov.

Poema Global has engaged Morrow Sodali LLC (“Morrow Sodali”) as its proxy solicitor in connection with the extraordinary general meeting. Shareholders who need additional copies of proxy materials, to obtain proxy cards or have questions regarding the proposals to be presented at the extraordinary general meeting may contact Morrow Sodali toll-free at (800) 662 -5200 (individuals) or (203) 658-9400 (banks and brokers) or send an email to PPGH.info@investor.morrowsodali.com. To obtain timely delivery of documents, shareholders must request them no later than March 24, 2022.

An extraordinary general meeting of Poema Global’s shareholders to approve the business combination will be held virtually and in person on March 31, 2022 at 9:30 AM, Eastern Time and can be accessed by visiting https://www.cstproxy.com/poemaglobal/2022. Poema Global recommends that you log in at least 15 minutes before the extraordinary general meeting to ensure you are logged in when the meeting starts. All shareholders of Poema Global are strongly encouraged to read the definitive proxy statement carefully and in its entirety before voting, and to vote as soon as possible in advance of the extraordinary general meeting.

Following the completion of the business combination, Gogoro expects to be listed on the Nasdaq under the symbol “GGR.”

ABOUT GOGORO INC.

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

About Poema Global Holdings Corp.

Poema Global Holdings Corp. is a special purpose acquisition company affiliated with Princeville Capital formed for the purpose of entering into a combination with one or more businesses. Poema Global's sponsor team brings together over 100 years of combined experience to equip and enable a differentiated global technology leader to successfully list and to create long-term value for shareholders in public markets. Led by Co-Chairmen Emmanuel DeSousa and Joaquin Rodriguez Torres, Chief Executive Officer Homer Sun and President Marc Chan, Poema Global seeks to complete business combinations with companies that have validated technologies and attractive unit economics, with a particular focus on Asia and Europe. For more information, visit https://www.poema-global.com/.

Gogoro and Poema Global Investor Contact:

Michael Bowen, ICR, LLC.

+1 212-475-0415

gogoroIR@icrinc.com

Gogoro Media Contact:

Jason Gordon, Gogoro

+1 206-778-7245

jason.gordon@gogoro.com

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global and Gogoro. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the potential closing of the business combination between Gogoro and Poema Global. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the definitive proxy statement/final prospectus filed by Gogoro and Poema Global with the relating to the proposed transaction and other documents filed, or to be filed, by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Gogoro has filed a registration statement on Form F-4 with the SEC, which includes a preliminary prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction. The registration statement was declared effective by the SEC on March 17, 2022, and the final prospectus was filed with the SEC on March 17, 2022. Poema Global will mail the definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. Poema Global’s shareholders and other interested persons are encouraged to read the definitive proxy statement/final prospectus, as well as other documents filed, or to be filed, with the SEC, because these documents contain, or will contain, important information about Poema Global, Gogoro and the proposed transaction. Shareholders of Poema Global are also able to obtain a copy of the definitive proxy statement/final prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The definitive proxy statement/final prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation:

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction is set forth in the definitive proxy statement/final prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.